[Letterhead of Strategic Hotels & Resorts, Inc.]

March 24, 2009

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Strategic Hotels & Resorts, Inc.
Registration Statements on Form S-3
File No. 333-157694 and 333-157702 (collectively, the “Registration Statements”)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Strategic Hotels & Resorts, Inc. (the “Company”) hereby requests acceleration of effectiveness of the Registration Statements to 5:30 p.m. on March 26, 2009 or as soon thereafter as practicable.

In connection with this request for acceleration, the Company hereby acknowledges that:

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should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statements effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offerings of the securities covered by the Registration Statements.

It would be appreciated if, as soon as the Registration Statements have become effective, you would so inform Keith D. Pisani by telephone at (212) 318-6053.

Very truly yours,

STRATEGIC HOTELS & RESORTS, INC.

By:	/s/ Laurence S. Geller
Name:	Laurence S. Geller
Title:	Director, President and Chief Executive Officer